

December 19, 2006

Mail Stop 7010

*By U.S. Mail and facsimile to (212) 930-9725*

David Lee
Chief Executive Officer
BioSolar, Inc.
27936 Lost Canyon Road, Suite 202
Santa Clarita, California 91387

      **Re:    BioSolar, Inc.
            Registration Statement on Form SB-2
            Filed November 22, 2006
            File No. 333-138910**

Dear Mr. Lee:

      We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the first page of the registration statement to check the Rule 415 box.

2. Disclosure in the registration statement and the subscription agreements filed as exhibits 10.1 through 10.3 indicate that the shares being registered for resale were issued to the selling shareholders in private placement transactions.  Disclosure


throughout the registration statement, however, indicates that the shares being registered for resale are issuable upon the conversion of secured convertible notes and/or the exercise of warrants. For example, we note disclosure on page 7 of "issued secured convertible notes and exercise of warrants," on page 24 that you "will receive proceeds from the exercise of warrants," and on page 29 that "the actual number of shares of common stock issuable upon conversion of the secured convertible notes is subject to adjustment depending on . . . the future market price . . . ." Please reconcile.

Revise your registration statement to provide consistent disclosure of the securities privately placed and those being registered for resale here. Similarly, revise throughout your prospectus to accurately represent the number of securities that have been issued, including the number of shares of common stock outstanding after the offering on page 7 and the number of shares of common stock underlying convertible securities and warrants on page 21.

3. We note your statement on the cover page that shares may be sold by the selling shareholders "at the prevailing market price or in negotiated transactions," although there is currently no public market for your securities. Please note that paragraph 16 of Schedule A and Item 501(b)(3) of Regulation S-K require the inclusion of a fixed price or bona fide price range where there is no public market for an issuer's securities. Please revise the cover page of your prospectus to provide a fixed price or bona fide price range at which the selling stockholders will sell their shares until such time as your shares are listed, at which time the shares may be resold at the then-prevailing market price or at negotiated prices.

Risk Factors, page 9
We have a limited history of losses . . ., page 9

4. Please expand your discussion under this heading to address the absence of any revenues to date.

We may be unable to manage its growth . . ., page 9

5. Please revise your discussion under this heading to remove the implication that you are only in the development stage and do not appear to have established product and service offerings or a client base or markets. Please also revise your discussion of "projected growth" to address with specificity the aspects of your operations that would be strained by your growth from a development stage company.



<u>If you purchase shares . . ., page 11</u>

6. Please delete this risk factor, as you are registering the shares for resale, rather than conducting a primary offering. Similarly revise or delete your disclosure under Determination of Offering Price on page 12.

<u>Management's Discussion and Analysis . . ., page 13</u>

7. Please delete "will" from the list of words intended to identify forward-looking statements.

<u>Critical Accounting Policies, page 13</u>

8. Please revise your disclosure so that it only includes the accounting policies that are relevant to your current operating status. In this regard, given that you have not yet recognized any revenue, it appears inappropriate to include this policy. Therefore, please delete the disclosure.

<u>Plan of Operation and Financing Needs, page 15</u>

9. Please revise your disclosure to include a comprehensive discussion of your plan of operation for the next 12 months. In this regard, please describe your intentions with regard to your current cash and investment balances. Reference Item 303(a) of Regulation S-B.

10. Please expand your discussion under this heading to disclose the specific products you are attempting to develop, as well as the status of your research and development, as required by Item 303(a)(1)(ii) of Regulation S-B.

11. Disclose how long you will be able to satisfy your cash requirements and whether you will have to raise additional funds within the next twelve months. <u>See</u> Regulation S-B, Item 303(a)(1)(i).

12. Please revise the discussion of your operating expenses for the three months ended September 30, 2006, to disclose what professional fees you paid and the nature of your marketing expenses.



13. We note your statement under Net Loss that you "recently began operating our business, including efforts to market and sell our products, and revenues generated were not sufficient to cover our operating costs." Please reconcile this statement with your statements elsewhere that you have yet to derive any revenues.

Business, page 16
Industry Overview, page 16

14. We note your statement that you believe Photovoltaics is "the fastest-growing solar technology" and that photovoltaic cells "convert sunlight directly into electricity." Please tell us if there are forms of solar energy technology that do not rely on converting sunlight into electricity and, if so, what those forms are. If photovoltaic conversion is the only significant solar energy technology, please revise your disclosure to reflect this fact.

15. Please provide the basis for your statement that "[m]any market observers expect thin-film photovoltaics to become the dominant technology."

Marketing Strategy, page 17

16. Your first sentence under this heading implies that thin film technologies are still in their research and development phase. If true, please revise here and throughout your registration statement to clearly indicate that such technology is in its development phase and discuss your research with greater specificity. See Regulation S-B, Item 101(b)(1), (3). Please also revise throughout the document to provide your basis for statements that thin film technologies are "a compelling and efficient solution" and that they "can be manufactured at a low cost and at a large volume" when compared to traditional films.

Manufacturing and Distribution, page 17

17. Please expand your discussion to disclose what you mean be reference to a "multi-pronged distribution operation," as well as how you intend to "make [y]our products available concurrently," an well as how such an approach does not constitute a "marketing campaign." In making such revisions, please harmonize your disclosure with your earlier statement under Marketing Strategy that you "plan to undertake advertising and promotion efforts."



Intellectual Property, page 17

18. Please provide the date you filed your patent application with the U.S. Patent and Trademark Office and your file number, as well as a brief statement of the status of the application.

Executive Compensation, page 20

19. Please clarify whether the salary presented in the Summary Compensation Table is an estimate for the entire calendar year, or for the period from inception to June 30, 2006.

Security Ownership of Certain Beneficial Owners and Management, page 20

20. Please revise to disclose the natural person(s) having sole or shared voting and investment control over the securities held by Wings Fund, Inc.

Selling Stockholders, page 24

21. Please revise your selling stockholders' table to indicate the transaction in which each selling shareholder purchased his or her shares.

22. Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers.  Your amended prospectus should name any selling security holder who is a broker-dealer and state that it is an underwriter with respect to the shares that being offered for resale.

23. If any named selling security holders is an affiliate of a broker-dealer, the amended prospectus should disclose the following:

- that such selling security holder purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If any such selling security holder is unable to make these representations, please state disclose that he or she is an underwriter.


Available Information, page 29

24. Please delete the reference to Itronics, Inc.

Part II
Recent Sales of Unregistered Securities, page II-1

25. Please revise your discussion to clarify that your unregistered sales were "deemed" or determined by you to be exempt from the registration requirements of the Securities Act.  In addition, please tell us what you mean in the final sentence, which represents that purchasers in your unregistered offerings "were provided with access to our Securities and Exchange Commission filings."  We note that each of these sales occurred prior to the time you filed this registration statement.

Undertakings, page II-3

26. Please delete the undertaking appearing in paragraph (4), along with its subparts, as you are not conducting an initial distribution of securities under this registration statement.

Exhibits
Exhibit 5.1, Opinion of Sichenzia Ross Friedman Ference LLP

27. Please submit a revised opinion of counsel indicating that the shares are being registered for resale.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for


an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.



You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc:     Gregory Sichenzia
        Eric A. Pinero
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, New York 10018